

April 25, 2014

Via E-mail
Felipe Contreras Fajardo
Chief Accounting Officer
c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

>   **Re: Banco Santander-Chile**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 30, 2013**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 001-14554**

Dear Mr. Contreras Fajardo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Stephanie J. Ciboroski
>
>   Stephanie J. Ciboroski
>   Senior Assistant Chief Accountant